

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE
MAIL STOP 3561

November 5, 2009

By U.S. mail and facsimile

Mr. Joseph Rozelle
Chief Executive Officer
Action Acquisition Corporation
11200 Westheimer Road, Suite 508
Houston, TX 77042

Re: Form 10-K for the Fiscal Year Ended June 30, 2009 filed on October 8, 2009 by each of the following companies:

        Action Acquisition Corporation, File No. 000-52341
        Bering Growth Corporation, File No. 000-52348
        Compass Acquisition Corporation, File No. 000-52347
        Global Growth Corporation, File No. 000-52342
        Juniper Growth Corporation, File No. 000-52344
        Lunar Growth Corporation, File No. 000-52340
        Pan Asian Corporation, File No. 000-52343
        Seven Seas Acquisition Corporation, File No. 000-52345
        Summit Growth Corporation. File No. 000-52346

Dear Mr. Rozelle:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 9A(T). Controls and Procedures, page 13

Management's Report on Internal Control over Financial Reporting, page 13

1.   Please tell us the framework used by management to evaluate the effectiveness of your internal controls over financial reporting (e.g., COSO), and confirm to us that you will disclose the framework in future filings as required by Item 308T(a)(2) of Regulation S-K.

Exhibit 31.1 – Section 302 Certification

2.   We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title. Refer to Item 601(b)(31) of the Regulation S-K.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Raquel Howard at 202-551-3291 or Ryan Milne at 202-551-3688 if you have questions regarding these comments and related matters. Please contact me at 202-551-3871 with any other questions.

                                                        Sincerely,

                                                        Tia L. Jenkins
                                                        Senior Assistant Chief Accountant
                                                        Office of Beverages, Apparel and
                                                        Health Care Services